Exhibit 12.2

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(in thousands)

	Year Ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Net income	$100,491	$81,921	$56,859	$40,052	$31,612
Add: Fixed charges	32,315	21,484	15,184	14,639	12,016
Add: Amortization of capitalized interest	2,306	1,936	1,545	1,128	679
Less: Capitalized interest	(3,282)	(4,121)	(3,698)	(4,633)	(4,362)
Total earnings	$131,830	$101,220	$69,890	$51,186	$39,945
Fixed charges:
Interest expense (including amortization of deferred financing costs)	$24,147	$12,612	$7,104	$5,311	$2,689
Capitalized interest	3,282	4,121	3,698	4,633	4,362
Interest within rental expense	4,886	4,751	4,382	4,695	4,965
Total fixed charges	32,315	21,484	15,184	14,639	12,016
Preferred stock dividend requirements	7,924	8,338	8,338	8,338	8,338
Combined fixed charges and preferred stock dividends	$40,239	$29,822	$23,522	$22,977	$20,354
Ratio of earnings to combined fixed charges and preferred stock dividends	3.28	3.39	2.97	2.23	1.96